Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes (a)	$428	$1,309	$2,082	$2,201	$1,239	$538
Adjustment to reflect earnings from equity method
investments on a cash basis (b)			34	1	7	1
	428	1,309	2,116	2,202	1,246	539

Total fixed charges as below	277	1,096	1,065	1,022	698	513
Less:
Capitalized interest	8	47	53	51	30	43
Preferred security distributions of subsidiaries
on a pre-tax basis			5	23	21	24
Interest expense and fixed charges related to
discontinued operations				3	12	15
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	269	1,049	1,007	945	635	431

Total earnings	$697	$2,358	$3,123	$3,147	$1,881	$970

Fixed charges, as defined:
Interest charges (c)	$274	$1,058	$1,019	$955	$637	$446
Estimated interest component of operating rentals	3	38	41	44	39	42
Preferred security distributions of subsidiaries
on a pre-tax basis			5	23	21	24
Fixed charges of majority-owned share of 50% or
less-owned persons					1	1

Total fixed charges (d)	$277	$1,096	$1,065	$1,022	$698	$513

Ratio of earnings to fixed charges	2.5	2.2	2.9	3.1	2.7	1.9
Ratio of earnings to combined fixed charges and
preferred stock dividends (e)	2.5	2.2	2.9	3.1	2.7	1.9

(a)
In September 2013, PPL Montana executed a definitive agreement to sell certain hydroelectric generating facilities.  The sale is not expected to close before the second half of 2014.  To facilitate the sale, in December 2013, PPL Montana terminated a lease agreement which resulted in a $697 million charge.  See Note 8 to the Financial Statements in PPL's 2013 Form 10-K for additional information.

(b)	Includes other-than-temporary impairment loss of $25 million in 2012.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.
(e)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

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